Exhibit (d)(1)(ii)

Schedule A to

Investment Management Agreement

Revised as of March 23, 2015

Fund	Annual Fee Rate (stated as a percentage of the Portfolio’s average daily net assets)	Effective Date
NFJ Dividend Value Portfolio	0.70%	8/30/12
RCM Dynamic Multi-Asset Plus VIT Portfolio	0.70%	3/23/15

[Signature page follows.]

Schedule A to Investment Management Agreement

IN WITNESS WHEREOF, PREMIER MULTI-SERIES VIT and ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC have each caused this Schedule A to the Investment Management Agreement to be signed in its behalf by its duly authorized representative, all as of the day and year first written above.

PREMIER MULTI-SERIES VIT

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	President and Chief Executive Officer

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	Managing Director

[Signature Page to Schedule A]